UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND FOR THE THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicación y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FRD	Flow for debt repayment
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MEM	Wholesale Electricity Market

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MMC	Cost Monitoring Mechanism
NIC	International Accounting Standards
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
The Company / Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
VCP	Short-term securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2015

presented with comparative figures

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	03.31.2015	12.31.2014
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	225,342,690	226,894,893
Investments in associates	9	135,010,833	133,169,584
Property, plant and equipment	10	9,983,966,273	9,218,099,975
Intangible assets	11	865,018,547	872,384,099
Biological assets		1,884,278	1,894,481
Financial assets at fair value through profit and loss	27	1,509,101,724	963,012,962
Deferred tax assets	12	114,653,686	93,681,916
Trade and other receivables	13	1,002,774,181	954,842,893
Total non current assets		13,837,752,212	12,463,980,803

CURRENT ASSETS
Biological assets		435,768	198,470
Inventories		150,604,674	135,570,860
Financial assets at fair value through profit and loss	27	1,808,680,890	1,028,577,127
Trade and other receivables	13	3,412,979,283	2,896,835,156
Cash and cash equivalents		306,988,958	335,234,106
Total current assets		5,679,689,573	4,396,415,719
Total assets		19,517,441,785	16,860,396,522

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	03.31.2015	12.31.2014
SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895
Additional paid-in capital		342,984,871	342,984,871
Legal reserve		14,304,190	14,304,190
Voluntary reserve		271,779,611	271,779,611
Reserve for directors’ options		266,060,067	266,060,067
Retained earnings		1,645,102,785	743,159,355
Other comprehensive loss		(31,956,254)	(32,191,096)
Equity attributable to owners of the company		3,822,586,165	2,920,407,893
Non-controlling interest		893,490,078	633,431,122
Total equity		4,716,076,243	3,553,839,015

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	14	2,165,851,653	1,909,433,852
Borrowings	15	4,177,897,564	3,731,267,723
Deferred revenue		123,036,267	109,089,120
Salaries and social security payable		67,763,458	62,858,307
Defined benefit plans		200,187,634	196,587,957
Deferred tax liabilities	12	475,599,556	470,584,488
Taxes payable		613,467,329	274,654,874
Provisions	16	147,689,959	119,455,898
Total non current liabilities		7,971,493,420	6,873,932,219

CURRENT LIABILITIES
Trade and other payables	14	5,086,540,869	4,536,471,292
Borrowings	15	880,596,484	839,303,970
Deferred revenue		763,684	763,684
Salaries and social security payable		577,700,127	725,274,898
Defined benefit plans		40,678,019	26,759,690
Taxes payable		208,424,009	231,928,622
Derivative financial instruments		12,348,372	47,880,462
Provisions	16	22,820,558	24,242,670
Total current liabilities		6,829,872,122	6,432,625,288
Total liabilities		14,801,365,542	13,306,557,507
Total liabilities and equity		19,517,441,785	16,860,396,522

The accompanying notes are an integral part of these condensed interim financial statements

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the three month periods ended March 31, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	03.31.2015	03.31.2014

Revenue	17	1,699,898,218	1,431,407,198
Cost of sales	18	(1,577,294,144)	(1,318,458,161)
Gross profit (loss)		122,604,074	112,949,037

Selling expenses	19	(192,870,532)	(154,943,617)
Administrative expenses	20	(247,006,162)	(162,965,956)
Other operating income	21	93,254,817	40,262,452
Other operating expenses	21	(94,029,393)	(60,581,456)
Share of profit (loss) of joint ventures	8	3,548,527	(25,376,176)
Share of (loss) profit of associates	9	1,841,249	(7,507,198)
Operating loss before higher costs recognition and SE Resolution No. 32/15		(312,657,420)	(258,162,914)
Income recognition on account of the RTI - SE Resolution 32/15	2	1,333,877,372	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	186,595,975	-
Operating income		1,207,815,927	(258,162,914)

Financial income	22	56,907,883	46,755,412
Financial cost	22	(339,793,108)	(254,811,406)
Other financial results	22	556,236,325	(300,734,023)
Financial results, net		273,351,100	(508,790,017)
Profit before income tax		1,481,167,027	(766,952,931)

Income tax and minimun national income tax		(319,195,902)	47,183,816
Profit (loss) for the year from continuing operations		1,161,971,125	(719,769,115)

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans		409,389	-
Income tax		(143,286)	-
Other comprehensive income of the year		266,103	-
Comprehensive income of the year		1,162,237,228	(719,769,115)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	03.31.2015	03.31.2014
Total Profit (loss) of the year attributable to:
Owners of the company		901,943,430	(390,105,226)
Non - controlling interest		260,027,695	(329,663,889)
		1,161,971,125	(719,769,115)

Total comprehensive income (loss) of the year attributable to:
Propietarios de la Sociedad		902,178,272	(390,105,226)
Participación no controladora		260,058,956	(329,663,889)
		1,162,237,228	(719,769,115)

Earing (Loss) per share attributable to the equity holders of the company during the year
Basic earnings (loss) per share from continuing operations	23	0.6862	(0.2968)
Diluted earnings (loss) per share from continuing operations	23	0.5807	(0.2968)

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three month period ended March 31, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103
	-	-	-	-	-	-	-		-
Reserve for directors’ options	-	-	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Sale of interest in subsidiaries	-	462,407	-	-	-	-	-	462,407	886,971	1,349,378
Change of interest in subsidiaries	-	12,919,857	-	-	-	-	-	12,919,857	87,077,643	99,997,500

Loss for the period of three months	-	-	-	-	-	-	(390,105,226)	(390,105,226)	(329,663,889)	(719,769,115)
Comprehensive (loss) profit for the three months	-	-	-	-	-	-	(390,105,226)	(390,105,226)	(329,663,889)	(719,769,115)

Balance as of March 31, 2014	1,314,310,895	276,872,175	-	-	261,587,391	(24,385,321)	(104,021,425)	1,724,363,715	534,272,489	2,258,636,204

Reserve for directors’ options	-	-	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Sale of interest in subsidiaries	-	66,437,696	-	-	-	-	-	66,437,696	6,927,959	73,365,655
Change of interest in subsidiaries	-	(325,000)	-	-	-	-	-	(325,000)	(324,999)	(649,999)
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(16,632,046)	(16,632,046)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Profit for the nine months	-	-	-	-	-	-	1,133,264,581	1,133,264,581	116,044,820	1,249,309,401
Other comprehensive loss for the period of nine months	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit for the year	-	-	-	-	-	(7,805,775)	1,133,264,581	1,125,458,806	109,187,719	1,234,646,525
Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

Profit for the three months	-	-	-	-	-	-	901,943,430	901,943,430	260,027,695	1,161,971,125
Other comprehensive profit for the period of three months	-	-	-	-	-	234,842	-	234,842	31,261	266,103
Comprehensive profit for the year	-	-	-	-	-	234,842	901,943,430	902,178,272	260,058,956	1,162,237,228

Balance as of March 31, 2015	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(31,956,254)	1,645,102,785	3,822,586,165	893,490,078	4,716,076,243

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the three month period ended March 31, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	03.31.2015	03.31.2014
Cash flows from operating activities:
Total profit (loss) for the period		1,161,971,125	(719,769,115)
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:		-	-
Income tax and minimum notional income tax		319,195,902	(47,183,816)
Accrued interest		271,340,608	203,840,397
Depreciations and amortizations	18, 19 and 20	133,775,951	102,795,722
Reserve for directors’ options	20	-	2,236,338
(Recovery) Constitution of accruals, net		1,686,428	6,688,471
Constitution of provisions, net		21,229,015	23,579,328
Share of (loss) profit of joint ventures and associates	8 y 9	(5,389,776)	32,883,374
Accrual of defined benefit plans	18, 19 and 20	32,130,892	12,584,862
Net foreing currency exchange difference	22	70,191,707	621,423,212
Income from measurement at present value	22	(14,200,244)	(16,087,693)
Changes in the fair value of financial instruments	22	(613,820,515)	(256,891,654)
Result from repurchase of corporate bonds	22	-	(47,752,340)
Results from property, plant and equipment sale and decreases	21	333,811	(5,407,001)
Consumption of materials		1,221,484	2,373,699
Revenue recognition from CAMMESA finance		(4,350,625)	(4,350,624)
Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes	2	(186,595,975)	-
Revenue recognition on account of the RTI - Res. SE No. 32/15	2	(464,803,241)	-
Provision for decommissioning of wells		1,592,687	-
Recovery of expenses		-	(2,831,319)
Other finance results		2,463,516	-
Compensation agreements	19, 20 and 21	34,565,420	4,960,672
Other expenses FOCEDE		8,733,299	-
Other		155,553	187,615

Changes in operating assets and liabilities:
Increase (Decrease) in trade receivables and other receivables		(751,350,633)	(189,488,144)
Increase in inventories		(14,772,530)	(30,384,630)
Decreace in biological assets		(237,299)	(215,771)
(Decrease) Increase in trade and other payables		(467,751,701)	77,013,072
Increase (Decrease) in deferred income		13,947,147	(190,920)
(Decrease) Increase in salaries and social security payable		(142,671,915)	(100,324,429)
Decrease in defined benefit plans		(14,203,495)	(4,899,086)
Increase (Decrease) in taxes payable		(27,411,898)	1,509,668
Decrease in provisions		(5,048,099)	(1,392,084)
Income tax paid		(398,470)	(821,830)
Funds obtained from PUREE (ES Resolution No. 1037/07)		25,612,143	110,430,039
Subtotal before variations of debts with CAMMESA		(612,859,728)	(225,483,987)
Increase in account payable and loans with CAMMESA		1,404,932,105	725,519,853
Net cash generated by operating activities		792,072,377	500,035,866

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	Note	03.31.2015	03.31.2014
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition		(586,313,064)	(285,610,411)
Purchases of financial assets at fair value		(36,015,620)	(37,714,921)
Purcahses of derivative financial instruments		(24,069,570)	-
Proceeds from property, plant and equipment sale		33,760	18,839
Proceeds from financial assets at fair value sale		135,762,308	68,631,764
Proceeds from financial assets' amortization		1,556,932	1,329,548
Proceeds from financial assets' interest		31,362	79,332
Constitution of guarantee deposits		218,153,735	-
Recovery (Subscription) of investment funds, net		(774,206,733)	(102,018,169)
Capital contribution in joint ventures		(475,000)	-
Net cash used in investing activities		(1,065,541,890)	(355,284,018)

Cash flows from financing activities:
Proceeds from borrowings		824,989,006	70,955,915
Payment of borrowings		(469,169,536)	(355,334,787)
Payment of borrowings' interests		(114,494,001)	(123,166,334)
Proceeds from sale of interest in subsidiaries		-	1,375,641
Proceeds from sale of interest in subsidiaries		-	99,997,500
Proceeds from change in ownership in a subsidiary without loosing control		-	(526,000)
Payment for repurchase of corporate bonds		-	(7,640,300)
Net cash used in financing activities		241,325,469	(314,338,365)

(Decrease) Increase in cash and cash equivalent		(32,144,044)	(169,586,517)

Cash and cash equivalents at the beginning of the year		335,234,106	341,668,865
Foreing currency exchange difference generated by cash and cash equivalents		3,898,896	29,148,590
(Decrease) Increase in cash and cash equivalents		(32,144,044)	(169,586,517)
Cash and cash equivalents at the end of the year		306,988,958	201,230,938

Cash and cash equivalents at the end of the year in the statement of financial position		306,988,958	201,230,938
Cash and cash equivalents at the end of the year		306,988,958	201,230,938

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(227,572,706)	(6,995,186)
Borrowing costs capitalized in property, plant and equipment		(71,382,330)	(3,141,407)
Decrease in PUREE related liability (Res. ES No. 250/13,subsequent Notes and Res. ES No. 32/15)		10,618,797	-
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (Res. ES No. 250/13, subsequent Notes and Res. ES No. 32/15)		(196,905,603)	-
Decrease in borrowings through offsetting trade receivables		(23,445,272)	-
Decrease in financial assets at fair value repurchased notes		-	91,637,990
Increase in financial assets at fair value from subsidiary sale		-	(462,407)
Increase in other receivables from subsidiary sale		-	(12,919,857)

 NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three month periods ended March 31, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,279 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2014, with the exception of the changes stated below.

2.1 Generation

Receivables from WEM generators

As of March 31, 2015 and December 31, 2014, the Company, throught its subsidiaries generation, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 965.6 and $ 797.4 million, with an estimated recoverable value of $ 824.6 and $ 745.6 million, respectively. The following detailed integration:

a.       LVFVDs pursuant to ES Resolution No. 406/03 2004-2006. They have been assigned to FONINVEMEM in the amount of $ 62.7 million and $ 66 million including interest, and their estimated recoverable value amounts to $ 53.3 million and $ 54.8 million, respectively.

b.       LVFVDs pursuant to ES Resolution No. 406/03 2008-2011. They have been allocated to the “2014 Agreement” in the amount of $ 421.3 million and $ 408.5 million including interest, and their estimated recoverable value amounts to $ 420 million and $ 397.8 million, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

c.       LVFVDs pursuant to ES Resolution No. 406/03 2012-2013 and ES Resolution No. 95/13. These have been allocated to the “2014 Agreement” in the amount of $ 264.3 million and $ 228.6 million including interest, and their estimated recoverable value amounts to $ 234 million and $ 198.8 million, respectively

d.       LVFVDs for Maintenance Remuneration in the amount of $ 117.7 million and $ 94.3 million, respectively, bound to cancel the funding approved by the SE previously authorized for maintenance works, are valued at their face value plus interest, net of adjustments made.

2.2 Distribution

a.       PUREE - MMC

The impact of SE Resolution 250/13, subsequent Notes and SE Resolution 32/2015 on the Statement of financial position is summarized below:

	2013
	Res SE 250/13 (1)	Nota SE 6852/13	Subtotal
Other receivables
Cost Monitoring Mechanism	2,254,953	723,629	2,978,582
Net interest CMM - PUREE	172,939	24,571	197,510
Other payables - PUREE	(1,387,037)	(274,068)	(1,661,105)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)
LVFVD to be issued	362,721	-	362,721

	2014
	Nota SE 4012/14	Nota SE 486/14	Nota SE 1136/14	Subtotal
Other receivables
Cost Monitoring Mechanism	735,534	833,660	702,733	2,271,927
Net interest CMM - PUREE	108,218	36,231	13,337	157,786
Other payables - PUREE	(168,426)	(187,665)	(217,919)	(574,010)
Trade payables - CAMMESA	(1,038,047)	(682,226)	(498,151)	(2,218,424)
LVFVD to be issued	(362,721)	-	-	(362,721)

	2015
	Res. SE 32/15	Total
Other receivables
Cost Monitoring Mechanism	186,596	5,437,105
Net interest CMM - PUREE	(309)	354,987
Other payables - PUREE	10,619	(2,224,496)
Trade payables - CAMMESA	(196,906)	(3,567,596)
LVFVD to be issued	-	-

(1) Includes CMM amount receivable recognized in prior fiscal years for $ 45.5 million

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

b.       SE Resolution 32/15

On March 11, 2015, the SE issued SE Resolution 32/15, whereby it

a) Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the Tariff Structure Review, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession, and on an account of the RTI.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE´s (National Electricity Regulatory Agency) calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to Edenor by CAMMESA.

b) Establishes that, as from February 1, 2015, the PUREE (Program for the Rational Use of Electricity Power) related funds to which SE Resolution 745/05 refers (Note 2.c.IV) will be regarded as part of Edenor’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c) Authorizes Edenor to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the CMM established receivables, including interest, if any, on both concepts.

d) Instructs CAMMESA to issue LVFVD (Sale Settlements with Maturity Dates to be Determined) in favor of Edenor for the surplus amounts in favor of Edenor, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by Edenor under the Loans for consumption (Mutuums) granted for higher salary costs.

e) Instructs CAMMESA to implement a payment plan to be defined with Edenor, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f) Establishes that Edenor will neither distribute dividends nor use the income deriving from this resolution as detailed in paragraph a) to pay loans with financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of Edenor’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g) Establishes that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses of this resolution.

The following table summarized the impacts of SE Resolution 32/2015 except as mentioned in Note 2.a. in the Statement of Financial Position and the Statement of Comprehensive Income (Loss).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

		31.03.2015
Other receivables
Increase in other receivables from additional income	a)	377,739
Total other receivables		377,739

Other payables
Decrease in funds obtained from PUREE	b)	(160,837)
Total other payables		(160,837)

Other income
Additional increase from the difference between the electricity rate schedules	a)	708,237
Funds obtained from PUREE	b)	160,837
Decrease in loans for comsuption (Mutuums) granted for higher salary costs	d)	464,803
Total other income		1,333,877

At the date of issuance of these financial statements, Edenor Management is analyzing the steps to be followed as indicated in section 14 of SE Resolution 32/15 in relation to that which has been detailed in the preceding caption g).

At the date of presentation of these financial statements, Edenor has received $ 708.2 million as temporary increase in income, in accordance with that which has been indicated in the preceding caption a) of this note, for the months of February and March 2015.

c) Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by Edenor as of December 31, 2014, except for the following:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

On January 13 and March 13, 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the Energy Secretariat to CAMMESA, for an additional amount of $ 1.04 billion and $ 304.7 million, respectively.

As of March 31, 2015, the debt related to this concept amounts to $ 714.5 million (comprised of $ 677.8 million principal and $ 36.7 million in accrued interest) which is disclosed in the Other non-current payables account.

2) Higher salary costs

SE Resolution 32/15, mentioned before, resolves that (LVFVD) be issued in favor of Edenor for the amounts generated from this Loan for consumption (Mutuum) received by Edenor to afford the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security; allowing Edenor to offset them against the outstanding balances for this concept.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In this regard, as of March 31, 2015, Edenor made the pertinent recordings, fully settling the $ 484.4 million liability for this concept, thus generating a positive result of $ 464.8 million relating to the principal received and interest accrued during fiscal year 2014, which has been disclosed in income on account of the RTI – SE Res. 32/15 line item of the income statement, and a positive result of $ 19,6 million, relating to interest accrued during the first quarter of 2015, which has been disclosed in the Financial expenses line item of the income statement.

2.3 Transmission

On March 17, 2015 Transener and Transba executed with CAMMESA the Addenda the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant a new loan in the amount of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the ES and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

At the end of each period, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 111.7 million and $ 112.6 million, as well as accrued interest for $ 28.9 million and $ 52.7 million for the three months period ended March 31, 2015 and 2014, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 72.2 million and $ 27.4 million, and interest income amounting to $ 10.5 million and $ 12.3 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three month periods ended on March 31, 2015 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited consolidated condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2014, which have been prepared in accordance with IFRS. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

These unaudited consolidated condensed interim financial statements for the three month periods ended March 31, 2015 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three month periods ended March 31, 2015, does not necessarily reflect in proportion the Company’s results for the complete year.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 3: (Continuation)

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on May 11, 2015.

Comparative information

Balances as of December 31, 2014 and for the three month periods ended on March 31, 2014, included in these unaudited consolidated condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2014, except for the changes described below.

Income recognition on account of the RTI - SE Resolution 32/15

The recognition established by Resolution 32/15 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, since it implies a compensation to cover the costs and investments associated with the normal performance of the provision of the public service concession.

Their recognition is made at fair value when there is reasonable assurance that will be collected and have met the service.

Such concept has been disclosure in the line, "Income recognition on account of the RTI - SE Resolution 32/15" line item of the Condensed Interim Statement of Comprehensive Income (Loss).

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

In the preparation of these unaudited consolidated condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2014, except as mentioned below:

Impairment of long-lived assets

From the implementation of SE Res. 32/15 which established a temporary increase in income as from February 1, 2015, the projected and discounted cash flows used by the Company to determine the recoverability of property and equipment have been updated.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of March 31, 2015 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements as of December 31, 2014. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2 to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 1 to these financial statements, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

The scenarios considered are as follow:

a) Scenario called Pessimistic scenario: in this scenario, the Company contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

b) Scenario called Intermediate scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of March 31, 2015.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measures obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Going concern

Edenor’s financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally during fiscal year 2015 because in Edenor’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since the last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			03.31.2015	12.31.2014
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA (1)	Argentina	Oil	49.74%	49.74%
PEPCA	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	03.31.2015	03.31.2014
At the beginning of the year		226,894,893	188,644,285
Capital increase	26.g	475,000	-
Other increases		-	2,631,742
Other decreases		(5,575,730)	-
Participation in other comprehensive income		3,548,527	(25,376,176)
At the end of the year		225,342,690	165,899,851

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its Financial Statements as of March 31, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 553.3 million, profit for the year in the amount of $ 9.1 million and Shareholders’ Equity in the amount of $ 334.8 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	03.31.2015	03.31.2014
Equity method	168,315,197	102,882,934
Adjustments (1)	57,027,493	63,016,917
Total investments in joint ventures	225,342,690	165,899,851

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	03.31.2015	03.31.2014
At the beginning of the year	133,169,584	134,774,654
Share of (loss) profit	1,841,249	(7,507,198)
At the end of the year	135,010,833	127,267,456

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

The capital stock of the associated company is composed of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of its interest in the associate, the financial statements as of March 31, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 638.9 million , profit for the period in the amount of $ 18.4 million and Shareholders’ Equity in the amount of $ 1.002 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	03.31.2015	03.31.2014
Equity method	100,191,337	92,447,960
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	135,010,833	127,267,456

(1) Includes the increased value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Transfers	At the end

Land	24,568,246	-	-	-	24,568,246
Buildings	369,648,826	-	-	4,898,198	374,547,024
Generation equipment and machinery	2,310,992,875	462,814	(763,415)	3,341,032	2,314,033,306
Work and compulsory work performed	7,533,912	-	-	-	7,533,912
High, medium and low voltage lines	2,477,342,509	9,598,785	(2,650,726)	167,610,410	2,651,900,978
Substations	1,068,956,758	-	-	38,221,609	1,107,178,367
Transforming chamber and platforms	608,521,395	-	(60,544)	36,525,012	644,985,863
Meters	711,410,784	-	-	10,107,176	721,517,960
Wells	462,012,725	14,523,339	-	-	476,536,064
Casks	89,571	-	-	-	89,571
Mining property	334,147,113	15,292,040	-	-	349,439,153
Gas plant	4,156,943	2,525,792	-	-	6,682,735
Vehicles	131,665,346	26,693	(779)	30,721	131,721,981
Furniture and fixtures and software equipment	161,524,463	449,833	(57,143)	7,071,020	168,988,173
Communication equipments	57,932,395	12,108	-	73,485	58,017,988
Materials and spare parts	236,683,467	17,433,680	(1,221,484)	57,714	252,953,377
Tools	30,157,577	89,952	-	221,168	30,468,697
Work in progress	2,203,929,609	810,534,807	(155,558)	(191,599,899)	2,822,708,959
Advances to suppliers	218,768,681	23,744,301	-	(76,557,646)	165,955,336

Total at 03.31.2015	11,420,043,195	894,694,144	(4,909,649)	-	12,309,827,690
Total at 03.31.2014	8,616,516,627	295,916,631	(7,111,552)	-	8,905,321,706

Borrowing costs capitalized in the book value of property, plant and equipment during the period ended March 31, 2015 and 2014 amounted to $ 52.3 and $ 21.6 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the period ended March 31, 2015 and 2014 amounted to $ 71.4 and $ 3.1 million respectively

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation				Net book values
Type of good	At the beginning	Decreases	For the period	At the end	At the end	At 12.31.2014

Land	-	-	-	-	24,568,246	24,568,246
Buildings	(79,986,503)	-	(4,375,648)	(84,362,151)	290,184,873	289,662,323
Generation equipment and machinery	(497,494,132)	80,359	(29,605,031)	(527,018,804)	1,787,014,502	1,813,498,743
Work and compulsory work performed	(3,610,765)	-	(103,787)	(3,714,552)	3,819,360	3,923,147
High, medium and low voltage lines	(659,482,619)	2,317,353	(24,614,249)	(681,779,515)	1,970,121,463	1,817,859,890
Substations	(249,330,673)	-	(9,874,702)	(259,205,375)	847,972,992	819,626,085
Transforming chamber and platforms	(149,731,976)	26,364	(5,891,271)	(155,596,883)	489,388,980	458,789,419
Meters	(228,200,710)	-	(10,129,407)	(238,330,117)	483,187,843	483,210,074
Wells	(123,718,574)	-	(18,345,812)	(142,064,386)	334,471,678	338,294,151
Casks	(37,126)	-	(4,478)	(41,604)	47,967	52,445
Mining property	(40,579,609)	-	(9,411,541)	(49,991,150)	299,448,003	293,567,504
Gas plant	(593,369)	-	(845,498)	(1,438,867)	5,243,868	3,563,574
Vehicles	(38,768,503)	779	(6,031,479)	(44,799,203)	86,922,778	92,896,843
Furniture and fixtures and software equipment	(85,856,034)	57,143	(5,555,542)	(91,354,433)	77,633,740	75,668,429
Communication equipments	(31,987,738)	-	(836,951)	(32,824,689)	25,193,299	25,944,657
Materials and spare parts	-	-	-	-	252,953,377	236,683,467
Tools	(11,186,178)	-	(740,489)	(11,926,667)	18,542,030	18,971,399
Work in progress	(1,378,711)	-	(34,310)	(1,413,021)	2,821,295,938	2,202,550,898
Advances to suppliers	-	-	-	-	165,955,336	218,768,681

Total at 03.31.2015	(2,201,943,220)	2,481,998	(126,400,195)	(2,325,861,417)	9,983,966,273
Total at 03.31.2014	(1,713,855,268)	1,913,487	(95,419,964)	(1,807,361,745)	7,097,959,961
Total at 12.31.2014						9,218,099,975

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	At the end

Concession agreements	950,767,632	950,767,632
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	8,834,040	8,834,040
Total at 03.31.2015	1,073,983,042	1,073,983,042
Total at 03.31.2014	1,299,523,361	1,299,523,361

	Amortizations
Type of good	At the beginning	For the year	At the end

Concession agreements	(194,973,412)	(6,813,424)	(201,786,836)
Goodwill	-	-	-
Rights over arbitration proceedings	-	-	-
Intangibles identified in acquisitions of distribution's segment companies	(6,625,531)	(552,128)	(7,177,659)
Total at 03.31.2015	(201,598,943)	(7,365,552)	(208,964,495)
Total at 03.31.2014	(397,677,048)	(7,365,554)	(405,042,602)

	Valores residuales
Type of good	At the end	At 12.31.2014

Concession agreements	748,980,796	755,794,220
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	1,656,381	2,208,509
Total at 03.31.2015	865,018,547
Total at 03.31.2014	894,480,759
Total at 12.31.2014		872,384,099

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2015	12.31.2014
Tax los-carryforwards	120,104,864	115,375,625
Trade and other receivables	34,516,703	34,497,413
Derivative financial instruments	93,769	2,463,777
Financial assets at fair value through profit and loss	3,211,732	2,063,417
Trade and other payables	371,203,188	347,324,494
Salaries and social security payable	29,875,202	20,935,459
Defined benefit plans	84,302,978	78,171,676
Taxes payable	36,370,900	31,430,789
Provisions	59,197,223	50,152,653
Other	207,300	3,239,902
Deferred tax asset	739,083,859	685,655,205

Property, plant and equipment	(642,912,181)	(623,497,888)
Intangible assets	(234,847,876)	(236,676,501)
Trade and other receivables	(198,212,095)	(176,859,967)
Borrowings	(23,987,009)	(18,951,331)
Other	(70,568)	(6,572,090)
Deferred tax liabilities	(1,100,029,729)	(1,062,557,777)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	03.31.2015	12.31.2014
Deferred tax asset	114,653,686	93,681,916
Deferred tax liabilities	(475,599,556)	(470,584,488)
Net deferred tax liabilities	(360,945,870)	(376,902,572)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 13: Trade and Other receivables

Non Current	Note	03.31.2015	12.31.2014

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	567,066,857	553,279,918
Present value discount	2	(21,191,955)	(34,635,539)
Additional Compensation Trust Resolution No. 95/13	2	170,418,486	138,977,852
Present value discounted Resolution No. 95/13	2	(19,802,339)	(17,156,517)
Trade receivables, net		696,491,049	640,465,714

Tax credits:
- Value added tax		12,163,613	14,610,909
- Sales tax		17,866,848	16,183,868
- Income tax and minimum notional income tax		293,208,770	295,302,026
- Tax on banking transactions		18,718,159	16,093,219
- Allowance for tax credits		(115,981,950)	(107,111,954)
Financial credit		72,222,764	71,191,721
Other		8,084,928	8,107,390
Other receivables, net		306,283,132	314,377,179

Total Non Current		1,002,774,181	954,842,893

Current

Receivables from energy distribution		992,781,578	945,666,193
Receivables from MAT		80,471,098	48,626,021
CAMMESA		1,029,930,773	1,004,349,392
Res. No. 406/03 Inc. c) consolidated receivables	2	10,876,737	10,905,524
Nonrecurring maintenance remuneration	2	117,257,021	94,253,852
Receivables from oil, gas and liquid sales		28,812,512	38,783,748
Debtors in litigation		22,525,568	21,965,685
Receivables from administrative services		3,009,413	15,174
Related parties	25.h	10,717,379	9,627,015
Other		2,676,187	2,814,648
Allowance for doubtful accounts		(80,948,425)	(91,117,582)
Trade receivables, net		2,218,109,841	2,085,889,670

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 13: (Continuation)

	Note	03.31.2015	12.31.2014
Tax credits:
- Value added tax		235,076,377	208,466,098
- Sales tax		5,158,431	5,405,113
- Income tax and minimum notional income tax		407,763	369,418
- Withholding of social security contributions		289,305	3,138,459
- Other tax credits		306,284	159,957
- Allowance for tax credits		(443,955)	(443,955)
Advances to suppliers		19,894,206	14,183,290
Advances to employees		1,497,376	2,547,431
Related parties	25.h	7,988,706	8,213,140
Prepaid expenses		29,766,884	34,785,413
Receivables from electric activities		54,843,314	48,581,474
Financial credit		9,825,871	6,657,699
Guarantee deposits		140,492,453	389,927,105
Judicial deposits		10,314,431	11,900,401
Credit with FOCEDE(1)		220,037,624	-
Credits for Compensation of Excess Gas Injection Resolution No. 1/13		84,490,778	80,677,392
Credit for additional incomes Res. SE N° 32	2	377,738,850	-
Receivables from the sale of financial instruments		30,140,906	28,701,997
Other		14,639,310	7,441,697
Allowance for other receivables		(47,595,472)	(39,766,643)
Other receivables, net		1,194,869,442	810,945,486

Total Current		3,412,979,283	2,896,835,156

(1) As of march 31, 2015, the net position held by Edenor with the FOCEDE is comprised of the following:

03.12.2015
Fixed charge Resolution 347/12 charged to customers and not transferred	(3,817)
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	(37,442)
Receivable from funds pending collection for Extraordinary Investment Plan	367,731
Provision for FOCEDE expenses	(106,434)
Total liability with FOCEDE	220,038

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 13: (Continuation)

The movements in the allowance for the impairment of receivables is as follow:

	03.31.2015	03.31.2014
At the beginning	91,117,582	77,200,000
Allowance for impairment	477,041	5,793,928
Decreases	(4,751,271)	(487,801)
Reversal of unused amounts	(5,894,927)	(35,006)
At the end of the year	80,948,425	82,471,121

The movements in the allowance for the impairment of other receivables is as follow:

	03.31.2015	03.31.2014
At the beginning	147,322,552	114,078,973
Allowance for impairment	16,700,449	9,826,039
Decreases	(1,064)	-
Reversal of unused amounts	(560)	-
At the end of the year	164,021,377	123,905,012

NOTE 14: TRADE AND OTHER PAYABLES

Non Current	03.31.2015	12.31.2014

Suppliers	272,608	364,852
Customer contributions	61,712,676	118,297,671
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	62,307,383	60,742,930
Accounts payable	175,992,667	231,105,453

Fines and bonuses	1,079,888,771	1,032,193,134
Loan (mutuum) with CAMMESA	714,504,946	506,753,360
Compensation agreements	52,664,727	33,741,205
Liability with FOTAE	142,800,542	105,640,700
Other liabilities	1,989,858,986	1,678,328,399

Total Non Current	2,165,851,653	1,909,433,852

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

Current	Note	03.31.2015	12.31.2014

Suppliers		1,385,156,903	1,408,516,910
CAMMESA (1)		3,183,380,255	2,562,949,421
Customer contributions		194,157,685	148,075,761
Funding contributions substations		19,775,104	18,431,955
Fees and royalties		2,970,534	5,648,300
Customer advances		1,029,827	1,199,336
Customer guarantees		1,422,791	1,540,082
Related parties	25.h	672,931	384,534
Accounts payable		4,788,566,030	4,146,746,299

PUREE		-	17,521,570
ENRE Fines and bonuses		66,304,560	70,588,565
Advances for work to be executed		6,408,596	10,650,017
Guarantees executed		176,328,758	170,912,175
Liability with FOCEDE (2)		-	85,386,048
Compensation agreements		43,447,114	27,805,216
Other		5,485,811	6,861,402
Other liabilities		297,974,839	389,724,993

Total Current		5,086,540,869	4,536,471,292

(1)       As of March 31, 2015 and December 31, 2014 net of $ 3.6 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and Resolution 32/15.

(2)       As of March 31, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15.

(3)       As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

Correspond to:	12.31.2014
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
Total liability with FOCEDE	85,386

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: BORROWINGS

Non Current	Note	03.31.2015	12.31.2014

Financial borrowings		863,365,851	794,104,954
Corporate bonds		3,121,011,895	2,743,759,769
Related parties	25.h	193,519,818	193,403,000
		4,177,897,564	3,731,267,723

Current

Bank overdrafts		1,462,564	52,941,170
VCP		299,776,621	207,923,095
Financial borrowings		211,707,564	209,355,993
Corporate bonds		85,423,803	99,385,972
Related parties	25.h	282,225,932	269,697,740
		880,596,484	839,303,970

The main variations in the Group's financial structure during the three month period ended March 31, 2015 and until the date of issuance of these unaudited consolidated condensed interim financial statements are described below:

15.1 Generación

15.1.1. CTLL

Cammesa Financing

LDLATG02 Major Overhaul

On March 5, 2015, CTLL executed a loan agreement with CAMMESA to finance a major overhaul of this unit for a total amount in pesos equivalent to US$ 11.8 million and $ 7.2 million, in both cases plus VAT.

The financing will be repaid in 36 monthly, equal and consecutive installments, with the application of a rate equivalent to the mean yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the economic transaction for the month following the conclusion of the works. The Maintenance Remuneration provided for by ES Resolution No. 529/14 will be allocated to the cancellation of the granted financing.

CTLL guarantees a 90% net power capacity minimum availability for the unit as from the month following its entry into service and until the termination of the repayment period.

As of the issuance of these Condensed Interim Financial Statements, CTLL has received partial advances in the amount of $ 49 million, $ 9 million of which have been offset with receivables from the Maintenance Remuneration as of March 31, 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

2014 Agreement

As of the issuance of these Condensed Interim Financial Statements, CTLL has received partial advances in the amount of $ 577.3 million under the Assignment Agreement executed with CAMMESA on December 1, 2014.

Pursuant to the New Power Generation Plant Construction and Equipment Supply Agreement, as of the issuance hereof CTLL has made payments in the amount of $ 515.7 million.

15.1.2 CTG

Issuance of Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent in other currencies) on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91,025,000 maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first six months and at the Private Badlar rate plus a 500 basis points spread during the remaining twelve months. Interest will be payable on a quarterly basis.

With the net proceeds of the issue, CTG proceeded to cancel the principal and interest of the Class 4 Corporate Bonds and partially prepay the loan finance mentioned below.

Bank borrowings

On March 20, 2015, CTG prepaid the entire syndicated loan for an amount equivalent to $ 58.8 million of net proceeds from the issuance of Class 6 Corporate Bonds and equity.

15.1.3 CPB

Financing of Major Maintenance Works

As at the issuance of its financial statements, CPB has received partial advances from CAMMESA amounting to $ 166.2 million, out of which $ 106.4 million have been early cancelled with receivables generated by the Maintenance Remuneration. As at these financial statements' closing date, CPB has not generated a positive FRD for the early cancellation of the financing

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

15.2 Holding and others

15.2.1 PEPASA

VCPs Global Programme

On February 26, 2015, PEPASA issued VCP Serie 11: for a nominal value of $ 89.9 million at the fixed rate of 28% and finally maturing on 12 months  from the date of issue.

The funds raised through the issuance of these VCP be allocated for investments in physical assets, integration of working capital and / or debt refinancing.

Corporate Bonds Programme

On Febraury 26, 2015, Under the Program of Corporate B (not convertible into shares) up to US $ 125 million dated April 24, 2014 PEPASA issued the following Corporate Bonds:

-        Corporate bonds Class 4: for a nominal value of $ 51 million, at the fixed rate of  27.48% during the first 9 months and at the Private Badlar rate plus 5% during the nine months remaining. finally maturing on August 26, 2016.

-        Corporate bonds Class 5: for a nominal value of de U$S 18.6 million converted to an initial exchange rate of $ 8.7008, at the fixed rate of 5% and finally maturing on November 26, 2016.

The proceeds from the issuance of those Corporate Bonds will be used for investment in physical assets and / or integration of working capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: BORROWINGS

	Non current
	For contingencies	For decomissioning of wells	Total
At the beginning of the year	116,832,696	2,623,202	119,455,898
Increases	17,603,407	10,631,033	28,234,440
Decreases	(379)	-	(379)
At the end of the period	134,435,724	13,254,235	147,689,959

	Current
	For contingencies
At the beginning of the year	24,242,670
Increases	3,625,608
Decreases	(5,047,720)
At the end of the period	22,820,558

NOTE 17: REVENUE

	03.31.2015	03.31.2014

Sales of energy to the SPOT Market	296,887,074	152,077,923
Energy sales Resolution No. 220/07	210,399,389	190,876,592
Sales of energy to MAT	513,130	43,253,598
Energy plus sales	114,409,556	89,284,223
Other sales	2,205,085	2,919,133
Generation subtotal	624,414,234	478,411,469

Energy sales	949,774,903	886,627,084
Right of use of posts	17,690,924	12,801,352
Connection and reconnection charges	1,149,164	1,136,631
Distribution subtotal	968,614,991	900,565,067

Gas sales	90,555,379	33,696,210
Oil and liquid sales	7,664,471	4,748,813
Administrative services sales	5,674,689	10,625,258
Other sales	15,500	-
Holding and others subtotal	103,910,039	49,070,281

Intersegment sales	2,958,954	3,360,381

Total revenue	1,699,898,218	1,431,407,198

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: COST OF SALE

	03.31.2015	03.31.2014
Inventories at the beginning of the year	135,570,860	114,615,289

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	538,044,483	470,077,305
Salaries and social charges	445,614,871	299,376,256
Other social benefits	5,588,955	3,750,381
Accrual of defined benefit plans	25,542,472	10,274,191
Fees and compensations for services	141,580,083	199,354,103
Property, plant and equipment depreciations	115,987,244	88,131,337
Intangible assets amortization	7,365,552	7,365,554
Depreciation of biological assets	10,204	10,204
Gas consumption	36,211,958	25,159,133
Purchase of energy	47,127,319	80,129,714
Transport of energy	2,351,866	8,034,092
Material consumption	69,161,935	46,972,096
Penalties	59,902,655	45,953,552
Compression cost	1,722,070	-
Gathering	1,050,040	-
Maintenance	15,778,819	10,788,847
Royalties and fees	22,537,077	13,864,795
Gas production	14,351,558	4,884,562
Rental and insurance	13,883,828	14,822,454
Surveillance and security	13,556,991	7,334,138
Taxes, rates and contributions	5,304,203	4,065,203
Communications	3,046,272	3,437,269
Other	6,607,503	5,056,991
Subtotal	1,054,283,475	878,764,872

Less: Inventories at the end of the period	(150,604,674)	(144,999,305)
Total cost of sales	1,577,294,144	1,318,458,161

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: SELLING EXPENSES

	03.31.2015	03.31.2014
Salaries and social charges	64,127,827	48,785,319
Other social benefits	56,635	26,278
Accrual of defined benefit plans	2,593,732	1,298,121
Fees and compensations for services	73,089,242	54,289,066
Compensation agreements	10,831,155	1,083,374
Property, plant and equipment depreciations	6,348,838	3,140,167
Taxes, rates and contributions	18,269,987	27,627,089
Communications	10,210,503	9,382,649
Penalties	110,000	3,110,000
Doubtful accounts	7,045,969	5,952,894
Surveillance and security	10,270	121,226
Other	176,374	127,434
Total selling expenses	192,870,532	154,943,617

NOTE 20: ADMINISTRATIVE EXPENSES

	03.31.2015	03.31.2014
Salaries and social charges	134,350,282	66,653,664
Other social benefits	2,663,207	2,175,244
Accrual of defined benefit plans	3,994,688	1,012,550
Fees and compensations for services	39,068,839	46,628,154
Compensation agreements	14,383,876	3,877,298
Directors and Sindycs fees	7,658,930	5,653,132
Reserve for directors’ options	-	2,236,338
Property, plant and equipment depreciations	4,064,113	4,148,460
Material and spare parts consumption	4,340,810	3,106,086
Maintenance	552,487	532,762
Transport and per diem	1,208,898	1,089,456
Rental and insurance	17,591,381	11,830,428
Surveillance and security	5,875,409	4,367,538
Taxes, rates and contributions	4,129,162	4,007,357
Communications	1,742,126	2,037,097
Advertising and promotion	2,032,899	959,374
Other	3,349,055	2,651,018
Total administrative expenses	247,006,162	162,965,956

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: OTHER OPERATING INCOME AND EXPENSES

Other operating income	03.31.2015	03.31.2014
Insurance recovery	-	6,329,578
Recovery of expenses	104,112	4,034,673
Recovery of receivables	5,894,926	64,221
Surplus Gas Injection Compensation Res. No. 1/13	65,278,757	13,853,354
Commissions on municipal tax collection	3,317,012	2,935,097
Services to third parties	16,845,232	4,596,711
Profit of property, plant and equipment sale	33,760	5,592,627
Other	1,781,018	2,856,191
Total other operating income	93,254,817	40,262,452

Other operating loss
Provision for contingencies	(21,229,015)	(23,551,866)
Voluntary retirements - bonus	(3,246,558)	(3,359,188)
Decreaeses in property, plant and equipment	(367,571)	(185,626)
Indemnities	(2,412,558)	(1,480,848)
Allowance for uncollectible tax credits	(537,009)	(799,798)
Net expense for technical functions	(2,707,101)	(2,571,990)
Tax on bank transactions	(34,331,839)	(21,293,938)
Other expenses FOCEDE	(8,733,299)	-
Cost for services provides to third parties	(7,492,991)	(2,630,908)
Compensation agreements	(9,350,389)	-
Donations and contributions	(1,865,605)	(1,562,896)
Other	(1,755,458)	(3,144,398)
Total other operating loss	(94,029,393)	(60,581,456)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 22: FINANCIAL RESULTS

Finance income	03.31.2015	03.31.2014
Comercial interest	48,763,624	33,374,117
Financial interest	8,140,277	13,232,060
Other interest	3,982	149,235
Total finance income	56,907,883	46,755,412

Finance cost
Comercial interest	(114,334,405)	(92,042,763)
Fiscal interest	(16,075,394)	(13,404,633)
Financial interest	(192,053,640)	(142,896,392)
Other interest	(3,269,825)	(114,684)
Taxes and bank commissions	(11,528,191)	(5,061,648)
Other financial costs	(2,531,653)	(1,291,286)
Total financial cost	(339,793,108)	(254,811,406)

Other financial results
Foreing currency exchange difference	(70,191,707)	(621,423,212)
Result from repurchase of corporate bonds	-	47,752,340
Changes in the fair value of financial instruments	613,820,515	256,891,654
Discounted value measurement	14,200,244	16,087,693
Other financial results	(1,592,727)	(42,498)
Total other financial results	556,236,325	(300,734,023)

Total financial results, net	273,351,100	(508,790,017)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the three month period ended March 31, 2014,

	03.31.2015	03.31.2014
Earnings attributable to the equity holders of the company during the period from continuing operations	901,943,430	(390,105,226)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earnings (loss) per share from continuing operations	0.6862	(0.2968)

	03.31.2015
Earnings attributable to the equity holders of the company during the period for continuing operations	901,943,430
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	239,010,637
Weighted average amount of outstanding shares for diluted profit per share	1,553,321,532
Diluted earnings per share from continued operations	0.5807

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Consolidated profit and loss information at March 31, 2015	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	624,414,234	159,287,650	968,614,991	103,910,039	-	1,856,226,914
Intersegment sales	-	645,546	-	35,267,833	(32,308,879)	3,604,500
Cost of sales	(303,630,319)	(135,797,728)	(1,230,909,310)	(73,490,797)	30,736,282	(1,713,091,872)
Gross profit (loss)	320,783,915	24,135,468	(262,294,319)	65,687,075	(1,572,597)	146,739,542

Selling expenses	(5,243,229)	-	(171,379,125)	(16,248,178)	-	(192,870,532)
Administrative expenses	(62,627,064)	(25,946,380)	(138,283,221)	(47,649,005)	1,572,597	(272,933,073)
Other operating income	398,432	214,627	26,944,637	65,911,749	-	93,469,445
Other operating expenses	(17,809,988)	(3,577,402)	(64,263,934)	(11,946,181)	-	(97,597,505)
Share of loss of associates	-	-	-	1,841,249	-	1,841,249
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	235,502,066	(5,173,687)	(609,275,962)	57,596,709	-	(321,350,874)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	1,333,877,372	-	-	1,333,877,372
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	186,595,975	-	-	186,595,975
Operating profit (loss)	235,502,066	(5,173,687)	911,197,385	57,596,709	-	1,199,122,473

Financial income	52,527,709	50,944,173	18,087,503	5,011,228	(18,718,557)	107,852,056
Financial cost	(80,154,010)	(13,596,865)	(209,268,252)	(69,087,571)	18,718,557	(353,388,141)
Other financial results	(14,457,620)	(17,713,539)	(57,503,108)	628,197,053	-	538,522,786
Financial results, net	(42,083,921)	19,633,769	(248,683,857)	564,120,710	-	292,986,701
Profit (Loss) before income tax	193,418,145	14,460,082	662,513,528	621,717,419	-	1,492,109,174

Income tax	(45,813,835)	(5,696,234)	(251,050,405)	(22,331,662)	-	(324,892,136)
Profit (Loss) for the year from continuing operations	147,604,310	8,763,848	411,463,123	599,385,757	-	1,167,217,038

Adjustment non-controlling interest in joint ventures	-	(5,245,913)	-	-	-	(5,245,913)
Total profit (loss) of the period	147,604,310	3,517,935	411,463,123	599,385,757	-	1,161,971,125

Depreciation and amortization (2)	37,280,099	11,108,406	67,419,164	29,076,688	-	144,884,357

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Consolidated profit and loss information at March 31, 2015	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	136,491,227	3,517,935	183,733,342	578,200,926	-	901,943,430
Non - controlling interest	11,113,083	-	227,729,781	21,184,831	-	260,027,695

Consolidated statement of financial position as of March 31,2015
Assets	5,410,690,313	1,177,992,059	9,459,185,782	5,408,869,115	(945,644,851)	20,511,092,418
Liabilities	3,657,406,569	823,979,393	9,599,338,417	2,490,258,035	(945,644,851)	15,625,337,563

Additional consolidated information as of March 31, 2015
Increases in property, plant and equipment	388,748,274	25,499,165	334,288,062	171,657,808	-	920,193,309

(1) Includes financial results generated by financial debt issued by EASA for Ps. 58.4 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTA 26: (Continuación)

Consolidated profit and loss information at March 31, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	478,411,469	141,686,870	900,565,067	49,070,281	-	1,569,733,687
Intersegment sales	-	294,873	-	28,065,674	(24,705,293)	3,655,254
Cost of sales	(279,856,592)	(115,001,686)	(1,032,816,924)	(29,385,267)	23,600,622	(1,433,459,847)
Gross profit (loss)	198,554,877	26,980,057	(132,251,857)	47,750,688	(1,104,671)	139,929,094

Selling expenses	(17,019,577)	-	(133,154,455)	(4,769,585)	-	(154,943,617)
Administrative expenses	(41,475,160)	(18,586,551)	(92,508,979)	(29,871,889)	901,434	(181,541,145)
Other operating income	14,611,271	-	8,119,049	17,532,132	-	40,262,452
Other operating expenses	(23,063,177)	(8,463,272)	(36,099,412)	(1,412,779)	-	(69,038,640)
Share of profit of associates	-	-	-	(7,507,198)	-	(7,507,198)
Operating profit (loss)	131,608,234	(69,766)	(385,895,654)	21,721,369	(203,237)	(232,839,054)

Financial income	37,662,601	54,142,519	20,342,132	3,328,134	(14,577,455)	100,897,931
Financial cost	(70,130,658)	(13,489,300)	(170,160,182)	(29,298,441)	14,780,692	(268,297,889)
Other financial results	(248,210,546)	(100,502,601)	(397,511,651)	344,988,174	-	(401,236,624)
Financial results, net	(280,678,603)	(59,849,382)	(547,329,701)	319,017,867	203,237	(568,636,582)
(Loss) Profit before income tax	(149,070,369)	(59,919,148)	(933,225,355)	340,739,236	-	(801,475,636)

Income tax	48,024,229	12,596,579	14,147,736	(14,988,149)	-	59,780,395
(Loss) Profit for the year from continuing operations	(101,046,140)	(47,322,569)	(919,077,619)	325,751,087	-	(741,695,241)

Adjustment non-controlling interest in joint ventures	-	21,926,126	-	-	-	21,926,126
Total (loss) profit of the period	(101,046,140)	(25,396,443)	(919,077,619)	325,751,087	-	(719,769,115)

Depreciation and amortization (2)	33,185,994	10,649,982	59,244,514	10,365,214	-	113,445,704

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Consolidated profit and loss information at March 31, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(98,902,398)	(25,396,443)	(576,603,147)	310,796,762	-	(390,105,226)
Non - controlling interest	(2,143,742)	-	(342,474,472)	14,954,325	-	(329,663,889)

Consolidated statement of financial position as of December 31,2014
Assets	5,146,025,095	1,244,965,218	8,066,880,278	4,377,104,999	(910,030,330)	17,924,945,260
Liabilities	3,540,787,854	900,141,394	8,616,187,612	2,059,587,013	(910,030,330)	14,206,673,543

Additional consolidated information as of March 31, 2014
Increases of property, plant and equipment	17,600,755	108,370,673	274,982,304	3,333,572	-	404,287,304

(1) Includes financial results generated by financial debt issued by EASA for Ps. 175.6 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated profit and loss information at March 31, 2015	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	1,856,226,914	(159,287,650)	1,696,939,264
Intersegment sales	3,604,500	(645,546)	2,958,954
Cost of sales	(1,713,091,872)	135,797,728	(1,577,294,144)
Gross profit (loss)	146,739,542	(24,135,468)	122,604,074

Selling expenses	(192,870,532)	-	(192,870,532)
Administrative expenses	(272,933,073)	25,926,911	(247,006,162)
Other operating income	93,469,445	(214,628)	93,254,817
Other operating expenses	(97,597,505)	3,568,112	(94,029,393)
Share of profit of joint ventures	-	3,548,527	3,548,527
Share of loss of associates	1,841,249	-	1,841,249
Operating (loss) profit before higher costs recognition and SE Resolution No. 32/15	(321,350,874)	8,693,454	(312,657,420)
Income recognition on account of the RTI - SE Resolution 32/15	1,333,877,372	-	1,333,877,372
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	186,595,975	-	186,595,975
Operating profit	1,199,122,473	8,693,454	1,207,815,927

Financial income	107,852,056	(50,944,173)	56,907,883
Financial cost	(353,388,141)	13,595,033	(339,793,108)
Other financial results	538,522,786	17,713,539	556,236,325
Financial results, net	292,986,701	(19,635,601)	273,351,100
Profit (Loss) before income tax	1,492,109,174	(10,942,147)	1,481,167,027

Income tax	(324,892,136)	5,696,234	(319,195,902)
Profit (Loss) for the period from continuing operations	1,167,217,038	(5,245,913)	1,161,971,125

Adjustment non-controlling interest in Joint Ventures	(5,245,913)	5,245,913	-
Profit for the period	1,161,971,125	-	1,161,971,125

Depreciation and amortization	144,884,357	(11,108,406)	133,775,951

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Consolidated statement of financial position as of March 31,2015	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	20,511,092,418	(993,650,633)	19,517,441,785
Liabilities	15,625,337,563	(823,972,021)	14,801,365,542

Additional consolidated information as of March 31, 2015	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	920,193,309	(25,499,165)	894,694,144

Consolidated profit and loss information at March 31, 2014	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	1,569,733,687	(141,686,870)	1,428,046,817
Intersegment sales	3,655,254	(294,873)	3,360,381
Cost of sales	(1,433,459,847)	115,001,686	(1,318,458,161)
Gross loss	139,929,094	(26,980,057)	112,949,037

Selling expenses	(154,943,617)	-	(154,943,617)
Administrative expenses	(181,541,145)	18,575,189	(162,965,956)
Other operating income	40,262,452	-	40,262,452
Other operating expenses	(69,038,640)	8,457,184	(60,581,456)
Share of profit (loss) of joint ventures	-	(25,376,176)	(25,376,176)
Share of profit of associates	(7,507,198)	-	(7,507,198)
Operating loss	(232,839,054)	(25,323,860)	(258,162,914)

Financial income	100,897,931	(54,142,519)	46,755,412
Financial cost	(268,297,889)	13,486,483	(254,811,406)
Other financial results	(401,236,624)	100,502,601	(300,734,023)
Financial results, net	(568,636,582)	59,846,565	(508,790,017)
(Loss) Profit before income tax	(801,475,636)	34,522,705	(766,952,931)

Income tax	59,780,395	(12,596,579)	47,183,816
(Loss) Profit for the period from continuing operations	(741,695,241)	21,926,126	(719,769,115)

Adjustment non-controlling interest in Joint Ventures	21,926,126	(21,926,126)	-
Loss for the period	(719,769,115)	-	(719,769,115)

Depreciation and amortization	113,445,704	(10,649,982)	102,795,722

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

Consolidated statement of financial position as of December 31,2014	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,924,945,260	(1,064,548,738)	16,860,396,522
Liabilities	14,206,673,543	(900,116,036)	13,306,557,507

Additional consolidated information as of March 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	404,287,304	(108,370,673)	295,916,631

NOTE 25: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	03.31.2015	03.31.2014
Joint ventures
Transener	2,958,954	3,360,381
	-	-
Other related parties
TGS	19,087,427	-
CYCSA	298,872	299,455
	22,345,253	3,659,836

Correspond to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	03.31.2015	03.31.2014
Joint ventures
Transener	(645,544)	(294,873)

Other related parties
SACME	(7,152,979)	(4,488,739)
TGS	(696,284)	-
	(8,494,807)	(4,783,612)

Correspond to maintenance, and operation and monitoring system for transmitting electricity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: (Continuation)

c)     Fees for services

	03.31.2015	03.31.2014
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(20,000)	(42,861)
	(20,000)	(42,861)

Correspond to fees for legal advice.

d)    Other operating income

	03.31.2015	03.31.2014
Other related parties
PYSSA	-	2,100
	-	2,100

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	03.31.2015	03.31.2014
Other related parties
Fundación	(1,183,000)	(1,486,000)
	(1,183,000)	(1,486,000)

Correspond to donations.

f)      Financial cost

	03.31.2015	03.31.2014
Other related parties
PYSSA	(21,207)	(22,118)
TGS	(3,766,290)	(3,334,986)
Orígenes Retiro	(10,729,112)	(13,260,470)
	(14,516,609)	(16,617,574)

Correspond mainly to interest on loans received.

g)    Capital Suscription

	03.31.2015	03.31.2014
Joint ventures
Citelec	475,000	-
	475,000	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: (Continuation)

h)    Balances with related parties:

As of March 31, 2015	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,669,173	-	494,837	-	-
Other related parties
CYCSA	361,635	85,666	-	-	-
Directors	-	4,344,050	-	-	-
Orígenes Retiro	-	-	-	106,492	193,519,818
TGS	6,686,571	3,558,990	178,094	282,119,440	-
	10,717,379	7,988,706	672,931	282,225,932	193,519,818

As of December 31, 2014	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Citelec	-	250,000	-	-	-
Transener	3,539,690	-	163,093	-	-
Other related parties
CYCSA	241,090	170,051	-	-	-
Directors	-	4,344,050	-	-	-
Orígenes Retiro	-	-	-	-	193,403,000
TGS	5,846,235	3,449,039	221,441	269,697,740	-
	9,627,015	8,213,140	384,534	269,697,740	193,403,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 03.31.2014	Total 12.31.2014

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	85,703	8.722	747,502	3,530,984
Total non current assets				747,502	3,530,984

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	8,611,513	8.722	75,109,621	118,252,993
Trade and other receivables
Related parties	U$S	1,224,554	8.772	10,741,786	10,089,975
Third parties	U$S	3,857,887	8.722	33,648,496	18,439,637
	EUR	3,420	9.3552	31,993	521,398
		£7,358	13.064	96,125	96,987
	U$	3,213	0.339	1,090	-
Cash and cash equivalents	U$S	21,787,261	8.722	190,028,499	133,809,244
	EUR	14,378	9.355	134,509	147,584
	U$	129,314	0.339	43,871	14,508
Total current assets				309,835,990	281,372,326
Total assets				310,583,492	284,903,310

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	250,116,073	8.822	2,206,523,989	1,972,069,983
Total non current liabilities				2,206,523,989	1,972,069,983

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 03.31.2015	Total 12.31.2014

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	35,171,458	8.822	310,282,589	405,629,479
	EUR	1,074,283	9.485	10,189,045	23,059,419
		£-	0.000	-	1,161,726
	CHF	30,321	9.073	275,215	262,367
	NOK	68,200	1.101	75,066	78,830
	SEK	490,921	1.022	501,805	-
	U$	24,129	0.339	8,186	11,942
Borrowings
Third parties	U$S	32,161,357	8.772	282,119,436	269,697,740
Related parties	U$S	7,731,886	8.822	68,210,702	83,237,348
Salaries and social security payable
Third parties	U$	1,396,261	0.339	473,694	209,039

Total current liabilities				672,135,738	783,347,890
Total liabilities				2,878,659,727	2,755,417,873

(1) The exchange rates used correspond to December 31, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets and liabilities measured at fair value and classified according to their hierarchy as of March 31, 2015 and December 31, 2014.

As of March 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	501,625	-	-	501,625
Government securities	221,498,996	-	-	221,498,996
Shares	137	-	70,630	70,767
Trust	-	1,509,031,094	-	1,509,031,094
Investment funds	1,586,680,132	-	-	1,586,680,132
Cash and cash equivalents
Investment funds	98,363,478	-	-	98,363,478
Other receivables
Investment funds as collateral	49,912,669	-	-	49,912,669
Total assets	1,956,957,037	1,509,031,094	70,630	3,466,058,761

Liabilities
Derivative financial instruments	-	12,348,372	-	12,348,372
Total liabilities	-	12,348,372	-	12,348,372

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the fair value measurement of the underlying, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period or their sale date, and the amount at the time of perfection.

NOTE 28: CONTINGENCIAS

As at the issuance date of these condensed interim consolidated financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2014 with the exception of the following:

28.1 CTLL

Legal Proceedings for breach of the joint venture established by Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. (jointly, the “Contractor”)

 Regarding the legal controversy between CTLL and the Contractor, the Secretariat of the Court of Arbitration of the International Chamber of Commerce has again put off the deadline for the issuance of the arbitration award until May 29, 2015.

28.2 Edenor

Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Edenorinstituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

Provisional Remedy:  In the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by Edenor, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

Resolution 32 of the Energy Secretariat: On March 13, 2015, the Official Gazette published SE Resolution No. 32, which approved a temporary increase in Edenor’s income in order for the latter to cover the expenses and afford the investments associated with the functioning of the electricity distribution service it provides and established that Edenor would be required to observe the provisions of Clause 22.1 of the Adjustment Agreement with regard to the administrative claims and/or judicial actions it might have brought against the Federal Government, the Energy Secretariat and/or the ENRE concerning compliance with Clause 4.2 of the Adjustment Agreement, i.e. the non implementation of the Cost Monitoring Mechanism (CMM). To date, the Company is analyzing the scope of that requirement and assessing whether it is in agreement with the law.

Conclusion: It is estimated that this action will not be terminated in 2015.

Study, Review and Inspection of Works in Public Spaces Fees (TERI)

At the date of issuance of these condensed interim financial statements, Edenor has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 35.8 million for this concept.

In Edenor’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support Edenor’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: ECONOMIC AND FINANCIAL SITUATION OF GENERATION D, TRANSMISSION AND ISTRIBUTION SEGMENTS

29.1 Generation

During the fiscal year ended December 31, 2014, HIDISA and HINISA have recorded gross operating losses. During the three-month period ended March 31, 2015, their economic and financial situation continued deteriorating, as evidenced by gross operating losses and the resulting funds operating deficit. This situation is mainly attributable to the negative impact ES Resolution No. 95/13 has had on these subsidiaries’ remuneration as from the month of November, 2013.

As both companies have been expressing in the different presentations made to CAMMESA and the ES, a tariff adjustment taking into consideration each plant’s technical and operating conditions is imperative.

The new remuneration scheme implemented pursuant to ES Resolution SE Nº 95/13, as amended by ES Resolution No. 529/14, does not allow these subsidiary companies to generate sufficient income to cover for their operating costs or afford the minimum maintenance costs necessary to guarantee normal operating conditions.

29.2 Distribution

In fiscal years 2014, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through January 2015, implemented by SE Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14,1136/14 and SE resolution 32/15  represented a significant step towards the recovery of Edenor’s economic and financial situation, the effects thereof did not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  However, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As a consequence of that which has been previously described, Edenor has permanently maintained during the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. As of March 31, 2015, the negative working capital amounts to $1,917.6 million.

In view of the above, Edenor obtained from the Federal Government the granting of loans for consumption (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Edenor employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 2.c); and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution 347/12 (Note 2.c.).

Additionally, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the SE, which, addressing the need for the adjustment of the economic and financial situation of distribution companies and considering it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2).

Based on the cost increase estimates and financial projections made by Edenor, considering the  measures of SE Resolution 32/15, the Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA (Wholesale Electric Market Management Company) for the settlement of the remaining debt with the MEM (Wholesale Electric Market) conforms to the generation of surplus cash flows. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) continues.

Although these temporary measures help decrease the degree of uncertainty concerning Edenor’s financial ability for the next 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of a RTI that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, that makes it possible to have access to financing sources and cover the corresponding costs and that allows, at the same time, for the generation of a reasonable return on the investment.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

The Company Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective after this first year of application inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuums), until the RTI is resolved in a satisfactory manner.

NOTE 30: WORKING CAPITAL DEFICIT

As of March 31, 2015 the working capital of the company was negative, amounting to $1,150.2 million. This deficit has been generated in the Distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 29. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 31: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduces modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA have deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

As at the issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they aren’t able to provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for keeping, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 32: EVENTS AFTER THE REPORTING PERIOD

Issuance of PEPASA’s VCPs and Corporate Bonds

On April 30, 2015, PEPASA issued the following financing:

-       Series 12 VCPs: for a face value of Ps. 137 million, accruing interest at a 28.5% annual nominal fixed rate and maturing 360 calendar days from their issuance date. Interest will be payable on a quarterly basis.

-       Class 6 Corporate Bonds: for a face value of $ 49.9 million, at a 27.25% % annual nominal fixed rate during the first 9 months and at the Badlar rate plus a 4.5% spread during the remaining 9 months. Bonds will mature on October 30, 2016, and interest will be payable on a quarterly basis.

Furthermore, PEPASA has cancelled Series 8 VCPs for a face value of Ps. 122.9 million, Ps. 7.5 million and Ps. 7.9 million of which have been exchanged with the subscription of Series 12 VCPs and Class 6 Corporate Bonds respectively.

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Introduction

We have reviewed the consolidated condensed interim financial statements of Pampa Energía S. A. and its subsidiaries (hereinafter “PESA” or “the Company”) which includes  the consolidated condensed interim statement of financial position as of  March 31, 2015, the consolidated condensed interim statement of comprehensive income for the three-month period ended March 31, 2015, and the consolidated condensed interim statements of changes in equity and cash flows for the three-month period then ended and explanatory selected notes.

The amounts and other information related to fiscal year 2014 and its interim periods, are an integral part of the financial statements previously mentioned and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework and  incorporated by the National Securities Commission (CNV) to their regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim Financial Information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard of review in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries to Company´ staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, consolidated comprehensive income and consolidated cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the consolidated condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the consolidated condensed interim financial statements of PESA are pending of being transcribed into the “Inventory and Balance Sheet” book and comply, except for the aforementioned, as regards to those matters that are within our competence, with the provisions of the Corporations Law and pertinent resolutions of the CNV;

b)      the separate condensed interim financial statements of PESA, except for what was mentioned in a), derive from accounting records carried in all formal respects in accordance with legal regulations;

c)       we have read the summary of activities, on which, as regards those matters that are within our competence, we have no observations to make;

d)      as of March 31, 2015 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 585,612, which were not yet due at that date..

Autonomous City of Buenos Aires, May 11, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.